Exhibit A
Press Release

Ceragon Joins Open Networking Foundation – February 26, 2013

Ceragon Joins the Open Networking Foundation

#1 wireless backhaul specialist joins efforts to improve software-defined networking (SDN) standards and solutions worldwide

Paramus, New Jersey, February 26, 2013 –Ceragon Networks Ltd., (NASDAQ: CRNT), the #1 wireless backhaul specialist, announced today that the company has joined the Open Networking Foundation (ONF). ONF is a non-profit organization, recognized throughout the networking industry for its dedication to improving software-defined networking (SDN) standards and solutions worldwide that are transforming networking technology. As the first wireless backhaul specialist to become a member of ONF, Ceragon will bring its unique expertise to the network transport working group on new standards, frameworks and architectures.

“Becoming part of ONF enables Ceragon to continue to have an active role in the ongoing development of new industry standards,” said Ira Palti, Ceragon Network’s President and CEO. “As SDN is embraced by more and more leading operators and system vendors around the world, it is fundamentally shifting the industry’s approach to networking technology.”

“Defining the network behavior in software is a trend that is being incorporated by organizations on a global scale, and open networking enables faster innovation in this marketplace,” said Dan Pitt, Executive Director, Open Networking Foundation. “We are always excited to welcome new members that can help bring OpenFlow efficiencies into wireless backhaul networks and build the next generation of advanced networking capabilities.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com